UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 20, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED NOTICE IN TERMS OF SECTION
45(5)(a) OF THE COMPANIES ACT 71 OF 2008

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

NOTICE IN TERMS OF SECTION 45(5)(a) OF THE COMPANIES ACT 71 OF 2008, AS AMENDED
Notice is hereby given in terms of section 45(5)(a) of the Companies Act 71 of 2008, as amended (the “Act”), that the board of directors of the Company (the “Board”) at a meeting held on 18 May 2022, authorised the
Company to provide direct or indirect financial assistance for the period from 18 May 2022 to 31 May 2023 to any one or more related or inter-related companies of the Company in terms of section 45 of the Act, pursuant to the authority granted to the Board for two years by shareholders at the annual general meeting held on
16 May 2022.

The aggregate financial exposure of the Company in respect of any financial assistance in terms of this resolution is approximately R500 million. Any financial assistance provided by the Company is to be provided in accordance with the Act.

ENDS
20 May 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Chipo Mrara
+27 11 637 6012/+27 60 571 0797
camrara@anglogoldashanti.com
General
inquiries
media@anglogoldashanti.com

Investors
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2022
AngloGold Ashanti Limited
By: /s/ _ LM GOLIATH
Name: LM Goliath
Title: Company Secretary